東方有色集團有限公司
ONFEM HOLDINGS LIMITED

[redacted]

04012372

8th January, 2004

SEC MAIL PROCESSING
RECEIVED
WASH, D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 7th January, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors of the Company have noted the recent increase in the trading volume of the shares of the Company and wish to state that save as disclosed in this announcement, the Directors are not aware of any other reasons for such increase.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") have noted the recent increase in the trading volume of the shares of the Company and wish to state that save as disclosed below the Directors are not aware of any reasons for such increase.

The Company has received a sealed copy of the judgment dated 31st December, 2003 ("**Judgment**") against Mr. Yu Lap On, Stephen, Mr. Cheung Sui Keung, Turner Overseas Limited and Silver Lake Asia Corporation (collectively, "**Defendants**" and individually, "**Defendant**"), being the minority shareholders of certain non wholly-owned subsidiaries of the Company. According to the Judgment, each of the Defendant is adjudged to pay the Company a sum of HK$16,418,527.51 together with accrued interests and costs. Letters have been sent by the legal adviser of the Company to the legal advisers of the Defendants on 2nd January, 2004 demanding for full payment of the judgment debt on or before 9th January, 2004.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors (other than Mr. Yan Xichuan who is not contactable) individually and jointly accept responsibility for the accuracy of this statement.

By order of the board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

Hong Kong, 7th January, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors of the Company have noted the recent increase in the trading volume of the shares of the Company and wish to state that save as disclosed in this announcement, the Directors are not aware of any other reasons for such increase.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") have noted the recent increase in the trading volume of the shares of the Company and wish to state that save as disclosed below the Directors are not aware of any reasons for such increase.

The Company has received a sealed copy of the judgment dated 31st December, 2003 ("**Judgment**") against Mr. Yu Lap On, Stephen, Mr. Cheung Sui Keung, Turner Overseas Limited and Silver Lake Asia Corporation (collectively, "**Defendants**" and individually, "**Defendant**"), being the minority shareholders of certain non wholly-owned subsidiaries of the Company. According to the Judgment, each of the Defendant is adjudged to pay the Company a sum of HK$16,418,527.51 together with accrued interests and costs. Letters have been sent by the legal adviser of the Company to the legal advisers of the Defendants on 2nd January, 2004 demanding for full payment of the judgment debt on or before 9th January, 2004.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors (other than Mr. Yan Xichuan who is not contactable) individually and jointly accept responsibility for the accuracy of this statement.

By order of the board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

Hong Kong, 7th January, 2004

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司之董事注意到最近本公司之股份交投量上升，並聲明除下文所披露外，董事沒有發現導致此上升之任何其他原因。

本聲明應香港聯合交易所有限公司之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)注意到最近本公司之股份交投量上升，並聲明除下文所披露外，董事沒有發現導致此上升之任何原因。

本公司已取得一份日期為二零零三年十二月三十一日向余立安先生、張瑞強先生、Turner Overseas Limited及Silver Lake Asia Corporation(統稱「**該等被告**」，及個別稱「**被告**」)(其為本公司若干非全資附屬公司少數股東)發出之裁決經蓋章副本(「**該裁決**」)。根據該裁決，每位被告應付本公司16,418,527.51港元連同應付利息及費用。本公司之法律顧問於二零零四年一月二日致函該等被告之法律顧問要求該等被告於二零零四年一月九日或之前悉數繳付裁決欠款。

除上文所披露外，董事謹此確認，目前並無任何有關收購或變賣之商談或協議為根據《上市協議》第3段而須予公開者；董事亦不知悉有任何足以或可能影響價格之事宜為根據《上市協議》第2段所規定之一般責任而須予公開者。

董事(除未能聯絡之閻西川先生外)願就本聲明之準確性承擔個別及共同責任。

承董事會命
ONFEM Holdings Limited
東方有色集團有限公司*
公司秘書
蕭天好

香港，二零零四年一月七日

* *僅供識別*

香港商報 2004年1月8日 星期四 A4

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司之董事注意到最近本公司之股份交投量上升，並聲明除下文所披露外，董事沒有發現導致此上升之任何其他原因。

本聲明應香港聯合交易所有限公司之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)注意到最近本公司之股份交投量上升，並聲明除下文所披露外，董事沒有發現導致此上升之任何原因。

本公司已取得一份日期為二零零三年十二月三十一日向余立安先生、張瑞強先生、Turner Overseas Limited及Silver Lake Asia Corporation(統稱「**該等被告**」，及個別稱「**被告**」)(其為本公司若干非全資附屬公司少數股東)發出之裁決經蓋章副本(「**該裁決**」)。根據該裁決，每位被告應付本公司16,418,527.51港元連同應付利息及費用。本公司之法律顧問於二零零四年一月二日致函該等被告之法律顧問要求該等被告於二零零四年一月九日或之前悉數繳付裁決欠款。

除上文所披露外，董事謹此確認，目前並無任何有關收購或變賣之商談或協議為根據《上市協議》第3段而須予公開者；董事亦不知悉有任何足以或可能影響價格之事宜為根據《上市協議》第2段所規定之一般責任而須予公開者。

董事(除未能聯絡之閻西川先生外)願就本聲明之準確性承擔個別及共同責任。

承董事會命
ONFEM Holdings Limited
東方有色集團有限公司*
公司秘書
蕭天好

香港，二零零四年一月七日

* *僅供識別*